Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	January 31, 2025 $	April 30, 2024 $
ASSETS
Current assets
Cash		12,915	3,459
Amounts receivable, net		3,606	3,790
Tax receivable		177	414
Inventory		1,920	2,139
Unbilled revenue		1,082	277
Prepaid expenses		1,042	1,408
		20,742	11,487
Restricted cash		90	86
Deposit on equipment		488	475
Property and equipment	5, 8	15,219	16,696
Intangible assets	6	1,124	23,557
Goodwill		7,871	7,687
Total assets		45,534	59,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	11	4,391	4,372
Deferred revenue		2,353	1,353
Income taxes payable	2	202	553
Leases	8	1,689	1,563
Deferred acquisition payments		298	284
		8,933	8,125
Leases	8	11,239	12,118
Deferred income tax liability		238	4,067
Total liabilities		20,410	24,310
SHAREHOLDERS' EQUITY
Share capital	9	136,354	119,773
Contributed surplus	9	12,779	12,387
Accumulated other comprehensive loss		2,624	2,078
Accumulated deficit		(126,633)	(98,560)
		25,124	35,678
Total liabilities and shareholders’ equity		45,534	59,988

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on March 27, 2025.

“Dirk Witters” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited - Expressed in Canadian dollars)

		Three months ended January 31,		Nine months ended January 31,
(in thousands, except share data)	Note	2025 $	2024 $	2025 $	2024 $
REVENUE		6,151	6,221	17,539	18,059
COST OF SALES		2,856	3,024	8,451	9,114
GROSS PROFIT		3,295	3,197	9,088	8,945
EXPENSES
Research and development		1,057	1,001	3,854	2,783
Sales and marketing		1,310	649	3,265	2,633
General and administrative		3,594	4,178	11,029	11,473
Amortization of intangible assets	6	623	709	1,842	2,267
Asset impairment	6	21,184	—	21,184	—
		27,768	6,537	41,174	19,156
Loss before other income (expenses) and income taxes		(24,473)	(3,340)	(32,086)	(10,211)
OTHER INCOME (EXPENSES)
Accretion		(3)	(5)	(8)	(15)
Grant income	13	(4)	—	164	300
Interest and other income (expense)		(169)	3	(286)	26
Unrealized foreign exchange gain (loss)		114	(115)	(151)	21
		(62)	(117)	(281)	332
Loss before income taxes		(24,535)	(3,457)	(32,367)	(9,879)
Income taxes	2	3,014	778	4,294	1,374
NET LOSS FOR THE PERIOD		(21,521)	(2,679)	(28,073)	(8,505)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(142)	(402)	546	(1,110)
COMPREHENSIVE LOSS FOR THE PERIOD		(21,663)	(3,081)	(27,527)	(9,615)
LOSS PER SHARE – BASIC AND DILUTED		(0.66)	(0.10)	(0.96)	(0.34)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		32,851,233	25,800,919	29,367,687	25,298,660

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, October 31, 2023	25,050,260	117,470	11,916	1,982	(78,271)	53,097
Shares issued pursuant to bought deal offering of common shares	1,265,000	878	57	—	—	935
Share-based expense	—	—	178	—	—	178
Comprehensive loss for the period	—	—	—	(402)	(2,679)	(3,081)
Balance, January 31, 2024	26,315,260	118,348	12,151	1,580	(80,950)	51,129

Balance, October 31, 2024	30,288,119	122,313	12,709	2,766	(105,112)	32,676
Shares issued pursuant to conversion of convertible debentures	4,496,448	3,337	—	—	—	3,337
Shares issued pursuant to ATM	10,980,551	10,704	—	—	—	10,704
Share-based expense	—	—	70	—	—	70
Comprehensive loss for the period	—	—	—	(142)	(21,521)	(21,663)
Balance, January 31, 2025	45,765,118	136,354	12,779	2,624	(126,633)	25,124

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2023	25,050,260	117,470	10,796	2,690	(72,445)	58,511
Shares issued pursuant to option exercise	1,265,000	878	57	—	—	935
Share-based expense	—	—	1,298	—	—	1,298
Comprehensive loss for the period	—	—	—	(1,110)	(8,505)	(9,615)
Balance, January 31, 2024	26,315,260	118,348	12,151	1,580	(80,950)	51,129

Balance, April 30, 2024	26,944,500	119,773	12,387	2,078	(98,560)	35,678
Shares issued pursuant to conversion of convertible debentures	5,893,768	4,370	—	—	—	4,370
Shares issued pursuant to ATM	12,926,850	12,211	—	—	—	12,211
Share-based expense	—	—	392	—	—	392
Comprehensive loss for the period	—	—	—	546	(28,073)	(27,527)
Balance, January 31, 2025	45,765,118	136,354	12,779	2,624	(126,633)	25,124

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

(in thousands)	Note	2025 $	2024 $
Operating activities:
Net loss for the period		(28,073)	(8,505)
Items not affecting cash:
Amortization and depreciation	5, 6, 14	4,206	4,156
Deferred income taxes		(3,935)	(1,209)
Accretion		8	15
Foreign exchange		159	118
Gain on investment		(7)	(21)
Share-based expense	9, 10, 11	392	1,298
Asset impairment		21,184	—
		(6,066)	(4,148)
Changes in non-cash working capital related to operations:
Amounts receivable		306	439
Inventory		253	(513)
Unbilled revenue		(759)	(416)
Prepaid expenses		388	184
Accounts payable and accrued liabilities	11	(87)	1,462
Sales and income taxes payable and receivable		(298)	339
Deferred revenue		993	1,050
Net cash used in operating activities		(5,270)	(1,603)
Investing activities:
Purchases of property and equipment	5	(440)	(270)
Security deposit on leases		—	(157)
Deferred acquisition payments		—	(146)
Sale of QVQ Holdings BV shares		—	121
Net cash used in investing activities		(440)	(452)
Financing activities:
Proceeds on share issuance, net of transaction costs	9	12,211	935
Repayment of leases	8	(1,142)	(1,037)
Proceeds on debenture issuance, net of transaction costs	7	4,242	—
Net cash provided by (used in) financing activities		15,311	(102)
Increase (decrease) in cash during the period		9,601	(2,157)
Foreign exchange		(141)	80
Cash – beginning of the period		3,545	8,366
Cash – end of the period		13,005	6,289
Cash is comprised of:
Cash		12,915	6,204
Restricted cash		90	85
		13,005	6,289
Cash paid for interest		—	—
Cash paid for income tax		—	—

Supplemental cash flow information (Note 15)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or "IPA") was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the Nasdaq Capital Market ("Nasdaq") under the trading ticker symbol "IPA". The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701.

Going concern basis

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred operating losses since its inception, including $21.5 million for the three months ended January 31, 2025, and has accumulated a deficit of $126.6 million as of January 31, 2025. The Company had $13.0 million cash on hand as of January 31, 2025. The Company expects its cash on hand as of January 31, 2025 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

Nasdaq Deficiency Notice

On August 19, 2024, the Company first received written notification (the "Notification Letter") from The Nasdaq Stock MarketLLC indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rule5450(a)(1) based on the closing bid price of the Common Shares of IPA (the “Common Shares”)being less than U.S.$1.00 per share for the 30 consecutive business days (the “Minimum Bid Requirement”) from July 5,2024 to August 15, 2024. The Company was given a 180-day compliance period, or until February 17, 2025, to regain compliance with the Minimum Bid Requirement.

The Company did not regain compliance during the first 180-calendar-day compliance period. However, on February 20, 2025,the Company transferred its securities to the Nasdaq Capital Market and was granted an additional 180-day compliance period,or until August 18, 2025, to regain compliance with the Minimum Bid Requirement.

The Notification Letter is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Common Shares on Nasdaq. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Requirement.

If at any time before August 18, 2025, the bid price of the Common Shares closes at or above U.S.$1.00 per share for a minimum of 10 consecutive trading days, the Company will regain compliance with the Nasdaq Listing Rules, and the matter will be closed. However, Nasdaq may, in its discretion, require the Common Shares to maintain a bid price of at least U.S.$1.00for a period in excess of ten consecutive business days, but generally no more than 20 consecutive business days, before determining that the Company has demonstrated an ability to maintain long-term compliance. If the Company does not regain compliance with the Bid Price Rule by August 18, 2025, and is not eligible for an additional compliance period at that time, the Nasdaq Staff will provide written notification to the Company that its common stock may be delisted. The Company would then be entitled to appeal the Nasdaq Staff’s determination to a NASDAQ Listing Qualifications Panel and request a hearing. There can be no assurance that, if the Company does appeal a delisting determination by the Nasdaq Staff to the NASDAQ Listing Qualifications Panel, that such appeal would be successful. However, there can be no assurance that the Company will be able to regain compliance with the Bid Price Rule. The Company is not aware of any other significant changes to the risks and uncertainties disclosed at that time.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and include the significant accounting policies as described in Note 3.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These condensed interim consolidated financial statements were approved by the Company's Board of Directors.

(b)
Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

(c)
Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - January 31, 2025 and April 30, 2024	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

(e)
Correction of immaterial error

During the first quarter of fiscal year 2025, we corrected an immaterial error related to fiscal years 2023 and 2024. The adjustment related to the correction of the recognition of a deferred tax asset and resulting offset with the deferred income tax liability for fiscal years 2023 and 2024. The error had the impact of overstating the deferred tax liability and overstating the net loss in fiscal 2023 and 2024. Management evaluated the effect of the adjustment on previously issued interim and annual consolidated financial statements in accordance with IFRS guidelines and concluded that it was immaterial to the interim and annual periods. As a result, in accordance with IFRS, we corrected the comparative periods in our Consolidated Statements of Financial Position and Comprehensive Loss as of January 31, 2025.

The effects of this adjustment on the comparative periods in our Consolidated Statements of Financial Position and Comprehensive Loss as of January 31, 2025 are as follows:

	Previously reported	Adjustments	As adjusted
Balance sheet items: (in thousands)	4/30/2024	4/30/2024	4/30/2024
Deferred income tax liability	5,825	(1,758)	4,067
Total liabilities	26,067	(1,757)	24,310
Accumulated deficit	(100,265)	1,705	(98,560)
Accumulated other comprehensive loss	2,025	53	2,078
Total shareholders' equity	33,921	1,757	35,678

	Previously three months reported	Adjustments	As adjusted
Income statement items: (in thousands)	1/31/2024	1/31/2024	1/31/2024
Income taxes	517	261	778
Net loss for the period	(2,940)	261	(2,679)
Exchange difference on translating foreign operations	130	(532)	(402)
Comprehensive loss for the period	(2,810)	(271)	(3,081)
Basic and diluted loss per share*	(0.11)	0.01	(0.10)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

	Previously nine months reported	Adjustments	As adjusted
Income statement items: (in thousands)	1/31/2024	1/31/2024	1/31/2024
Income taxes	749	625	1,374
Net loss for the period	(9,132)	627	(8,505)
Exchange difference on translating foreign operations	(1,086)	(24)	(1,110)
Comprehensive loss for the period	(10,218)	603	(9,615)
Basic and diluted loss per share*	(0.36)	0.02	(0.34)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

3.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024 with no impact noted to our classification of liabilities.

Standards not yet adopted

IFRS 18

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company does not expect IFRS 18 to have a material impact on the Company's financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in the preparation of the condensed interim consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2024.

Income taxes are recognized in the statement of comprehensive loss, except where they relate to items recognized directly in equity, in which case the related taxes are recognized in equity. Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized.

As a result of an asset impairment for the three months ended January 31, 2025, the associated BioStrand deferred tax liability was written off in the amount of $3.9 million. A valuation allowance of $1.6 million was established against the remaining BioStrand deferred tax asset as a result of no longer having a source of future taxable income related to the deferred tax liability.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

5.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	31	16,773
Additions	56	—	—	7,826	1	27	1,316	—	9,226
Disposals	(111)	(31)	(49)	(1,634)	—	(344)	(2,554)	—	(4,723)
Foreign exchange	(4)	—	(1)	(133)	(3)	(1)	(92)	—	(234)
Balance, April 30, 2024	229	22	—	15,144	165	308	5,143	31	21,042
Additions	2	17	—	—	207	20	205	76	527
Disposals	—	—	—	—	(69)	—	—	—	(69)
Foreign exchange	13	—	—	278	4	1	135	—	431
Balance, January 31, 2025	244	39	—	15,422	307	329	5,483	107	21,931

Accumulated Depreciation:
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350
Depreciation	101	4	—	1,723	56	58	849	—	2,791
Disposals	(110)	(31)	(49)	(1,606)	—	(344)	(2,554)	—	(4,694)
Foreign exchange	(2)	—	(1)	(37)	(1)	—	(60)	—	(101)
Balance, April 30, 2024	146	6	—	1,832	112	102	2,148	—	4,346
Depreciation	41	6	—	1,425	50	49	774	—	2,345
Disposals	—	—	—	—	(69)	—	—	—	(69)
Foreign exchange	17	—	—	34	4	—	35		90
Balance, January 31, 2025	204	12	—	3,291	97	151	2,957	—	6,712

Net Book Value:
April 30, 2024	83	16	—	13,312	53	206	2,995	31	16,696
January 31, 2025	40	27	—	12,131	210	178	2,526	107	15,219

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

6.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the nine months ended January 31, 2025 and the year ended April 30, 2024 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Disposals	—	(3,830)	(40)	—	(193)	(4,063)
Foreign exchange	—	(595)	(137)	(2)	(5)	(739)
Balance, April 30, 2024	33	30,718	7,926	137	—	38,814
Impairments and disposals	—	(21,184)	(156)	—	—	(21,340)
Foreign exchange	—	957	190	2	—	1,149
Balance, January 31, 2025	33	10,491	7,960	139	—	18,623

Accumulated Amortization:
Balance, April 30, 2023	14	4,775	7,633	136	132	12,690
Amortization	19	2,666	216	2	65	2,968
Disposals	—	—	—	—	(193)	(193)
Foreign exchange	—	(74)	(128)	(2)	(4)	(208)
Balance, April 30, 2024	33	7,367	7,721	136	—	15,257
Amortization	—	1,789	53	—	—	1,842
Foreign exchange	—	211	186	3	—	400
Balance, January 31, 2025	33	9,367	7,960	139	—	17,499

Net Book Value:
April 30, 2024	—	23,351	205	1	—	23,557
January 31, 2025	—	1,124	—	—	—	1,124

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

Impairment testing

For impairment testing, intellectual property is allocated to the following cash-generating units ("CGU"):

(in thousands)	January 31, 2025 $	April 30, 2024 $
Utrecht	1,124	1,401
BioStrand	—	22,156
	1,124	23,557

The recoverable amount of each CGU was based on value-in-use calculations and determined using a five-year forecast for Utrecht and Oss and a seven-year forecast for BioStrand, followed by a terminal growth rate determined by management. The present value of the forecasted cash flows of each CGU is determined by applying a discount rate reflecting a current market assessment of the time value of money and risks specific to the CGU. The recoverable amount, growth rate assumptions and discount rates for each CGU as of January 31, 2025 and April 30, 2024 are as follows:

	Recoverable amount		Terminal growth rates		Discount rates
(in thousands)	January 31, 2025 $	April 30, 2024 $	January 31, 2025 $	April 30, 2024 $	January 31, 2025 $	April 30, 2024 $
Oss	9,231	5,965	2.50%	2.50%	21.4%	22.0%
Utrecht	12,230	12,737	2.50%	2.50%	21.4%	19.0%
BioStrand	—	14,611	2.50%	2.50%	48.2%	45.0%

The terminal growth rates consider the average GDP growth rate of the Netherlands and Belgium. The discount rates reflect management’s assessment of market and specific risk of the CGU. The cash flow forecasts include a key management assumption that future profit margins will remain stable and is based on previous performance of the CGU. The assumption for future profit margins is based on management’s review of the prior three years of performance of the CGU.

During the year ended April 30, 2024, the Company recorded an impairment loss of $11.2 million on impairment of goodwill and $3.9 million on impairment of intangible assets for the BioStrand CGU. The loss was recorded as a reduction in goodwill and the intangible assets. The primary factor for the impairment included a rise in the discount rate as compared to the prior year, along with a delay in expected cash flows in the forecast. The increased discount rate relates to increases in the forecast risk for the BioStrand CGU, increased economic risk, and increased global interest rates as compared to the prior year.

During the three month period ended January 31, 2025, the Company recorded an impairment loss of $21.2 million for the BioStrand CGU. The loss was recorded as a reduction in the intangible assets in BioStrand. The primary factor for the impairment included a delay in expected cash flows of BioStrand due to the strategic plans and expected use of BioStrand's assets. The increased discount rate relates to additional forecast risk for the BioStrand CGU, as compared to period ended April 30, 2024.

7.
CONVERTIBLE DEBENTURES

On July 16, 2024 YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement (the "Securities Purchase Agreement") under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The Convertible Debentures were convertible into Common Shares. The sale and issue of the first tranche consisted of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 with a maturity date of July 16, 2025. The sale and issue of the second tranche consisted of U.S.$1.0 million principal amount of Convertible Debentures and was completed on August 16, 2024, with a maturity date of July 16, 2025.

In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933.

During the three months ended January 31, 2025, the Company completed the complete conversions of both tranches.

8.
LEASES

The Company has leases for lab and office space and automobiles. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2025 (remainder)	630
2026	2,504
2027	2,501
2028	2,494
2029	2,190
More than 5 years	5,863
Total minimum lease payments	16,182
Less: imputed interest	(3,254)
Total present value of minimum lease payments	12,928
Less: Current portion	(1,689)
Non-current portion	11,239

Total cash outflow for leases during the nine months ended January 31, 2025 was $1.1 million (2024 - $1.0 million).

The nature of the Company’s leases by type of right-of-use asset as of January 31, 2025 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	3.9 - 8.9 years	6.8 years	1	—	2	2
Automobiles	6	0.1 - 4.8 years	2.7 years	—	—	6	6

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

Right-of-use assets

The changes in the value of right-of-use assets during the nine months ended January 31, 2025 and the year ended April 30, 2024 are as follows:

(in thousands)	Building $	Automobile $	Total $
Cost:
Balance, April 30, 2023	9,085	167	9,252
Additions	7,826	1	7,827
Disposals	(1,634)	—	(1,634)
Foreign exchange	(133)	(3)	(136)
Balance, April 30, 2024	15,144	165	15,309
Additions	—	207	207
Disposals	—	(69)	(69)
Foreign exchange	278	4	282
Balance, January 31, 2025	15,422	307	15,729

Accumulated Depreciation:
Balance, April 30, 2023	1,752	57	1,809
Depreciation	1,723	56	1,779
Disposals	(1,606)	—	(1,606)
Foreign exchange	(37)	(1)	(38)
Balance, April 30, 2024	1,832	112	1,944
Depreciation	1,425	50	1,475
Disposals	—	(69)	(69)
Foreign exchange	34	4	38
Balance, January 31, 2025	3,291	97	3,388

Net Book Value:
April 30, 2024	13,312	53	13,365
January 31, 2025	12,131	210	12,341

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the nine months ended January 31, 2025 and 2024 are as follows:

(in thousands)	2025 $	2024 $
Leases of low value assets	10	4
Variable lease payments	415	370
	425	374

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

9.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 Common Shares in an underwritten public offering, including 165,000 Common Shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each Common Share, before the underwriter's discount and commissions, was U.S.$1.00.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility with Clear Street LLC ("ATM Facility"), replacing its previous at-the-market equity offering facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of Common Shares having an aggregate gross sales price of up to U.S.$60.0 million. On July 29, 2024, the Company filed an amendment to the prospectus supplement to reduce the aggregate gross sales price of Common Shares under the ATM Facility to U.S.$8.8 million. During the year ended April 30, 2024, 629,240 Common Shares were sold under the ATM Facility with proceeds net of commissions of $1.8 million.

2025 Transactions

During the three months ended July 31, 2024, the Company sold 357,760 Common Shares under the ATM Facility with proceeds net of commissions of $0.5 million.

During the three months ended October 31, 2024, the Company sold 1,588,539 Common Shares under the ATM Facility with proceeds net of commissions of $1.4 million.

During the three months ended January 31, 2025, the Company sold 10,980,551 Common Shares under the ATM Facility with proceeds net of commissions of $10.1 million.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the nine months ended January 31, 2025 and the year ended April 30, 2024, including the grant date fair value determined using the Black-Scholes option pricing model:

				Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
January 19, 2024(1)	240,000	1.48	Directors	1.48(2)	0%	77%	3.64%	5.0 years	$0.4 million
January 4, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
January 23, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
March 1, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
March 15, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
April 2, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
May 8, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
June 11, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
August 8, 2023(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
November 13, 2023(1)	8,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$12 thousand
January 1, 2024(1)	12,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$18 thousand
February 1, 2024(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
February 19, 2024(1)	12,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$18 thousand
February 20, 2024(1)	4,000	1.47	Employees	1.47(2)	0%	77%	3.68%	10 years	$6 thousand
September 18, 2023(1)	204,767	0.86	Executives	0.86(2)	0%	77%	2.88%	10 years	$0.2 million
August 3, 2024(1)	595,000	0.86	Executives	0.86(2)	0%	77%	2.88%	10 years	$0.6 million

(1)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(2)
Priced in U.S. dollars

Expected volatility of options granted is based on the historical volatility of the Company from January 1, 2019 to the option grant date.

During the nine months ended January 31, 2025 the Company has recorded $0.4 million (2024 - $1.3 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The changes in the stock options for the nine months ended January 31, 2025 and the year ended April 30, 2024 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2023 (outstanding)	1,891,128	7.40	3.39
Granted	300,000	1.25	—
Expired	(564,195)	7.15	—
Forfeited	(105,566)	4.15	—
Balance, April 30, 2024 (outstanding)	1,521,367	5.90	4.28
Granted	799,767	1.24	—
Expired	(26,581)	14.10	—
Forfeited	(181,971)	1.00	—
Balance, January 31, 2025 (outstanding)	2,112,582	5.41	4.79
Unvested	(723,417)	1.39	8.88
Exercisable, January 31, 2025	1,389,165	7.50	2.66

Details of the options outstanding as of January 31, 2025 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 1, 2025	8.50	0.58	220,000	—	220,000
January 6, 2026	20.30	0.93	142,000	—	142,000
January 2, 2026	6.89	0.92	5,650	—	5,650
January 7, 2027	7.94	1.93	235,000	—	235,000
January 13, 2027	8.30	1.95	16,000	—	16,000
May 15, 2027	5.79	2.28	64,000	—	64,000
February 19, 2027(1)	5.89	2.05	7,265	—	7,265
February 19, 2028(1)	5.89	3.05	475,452	—	475,452
January 19, 2034(2)	2.13	3.97	212,225	73,333	138,892
January 4, 2033(3)	2.11	7.93	8,000	4,167	3,833
January 23, 2033(3)	2.11	7.98	8,000	4,167	3,833
March 1, 2033(3)	2.11	8.08	8,000	4,500	3,500
April 2, 2033(3)	2.11	8.17	4,000	2,333	1,667
May 8, 2033(3)	2.11	8.27	4,000	2,417	1,583
June 11, 2033(3)	2.11	8.36	8,000	5,000	3,000
August 8, 2033(3)	2.11	8.52	4,000	2,667	1,333
November 13, 2033(3)	2.11	8.79	8,000	5,833	2,167
January 1, 2034(3)	2.11	8.92	12,000	12,000	—
February 1, 2034(3)	2.11	9.01	4,000	4,000	—
February 19, 2034(3)	2.11	9.06	8,000	8,000	—
August 2, 2034(4)	1.24	9.51	658,990	595,000	63,990
Balance, January 1, 2025 (outstanding)	5.41	4.79	2,112,582	723,417	1,389,165

(1)
Exercise price of US $4.10 The figure in the table above is translated at the January 31, 2025 rate.
(2)
Exercise price of US $1.48 The figure in the table above is translated at the January 31, 2025 rate.
(3)
Exercise price of US $1.47 The figure in the table above is translated at the January 31, 2025 rate.
(4)
Exercise price of US $0.86 The figure in the table above is translated at the January 31, 2025 rate.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

d)
Finder’s Warrants

Details of the finder’s warrants outstanding as of January 31, 2025 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	24.14	1.01	130,111
December 8, 2028(2)	1.44	3.85	56,650

(1)
Exercise price of US $16.81. The figure in the table above is translated at the January 31, 2025 rate.
(2)
Exercise price of US $1.00. The figure in the table above is translated at the January 31, 2025 rate.

10.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the three and nine months ended January 31, 2025 and 2024 are detailed below:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Wages, salaries	2,443	2,533	7,456	8,059
Employee benefits	201	183	671	787
Payroll taxes	182	183	570	547
Severance	—	—	—	60
Share-based payments	70	178	392	1,298
	2,896	3,077	9,089	10,751

11.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including executive officers. During the three and nine months ended January 31, 2025 and 2024, the compensation for key management is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Salaries and other short-term benefits	1,107	238	2,638	1,811
Severance (included in salaries)	—	—	—	60
Share-based payments	62	(258)	341	862
Director compensation (included in salaries)	56	85	224	256
	1,225	65	3,203	2,989

At January 31, 2025, included in accounts payable and accrued liabilities is $1.9 million (April 30, 2024 - $1.2 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

12.
COMMITMENTS

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of January 31, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

13.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. During the nine months ended January 31, 2025, the Company recorded €0.1 million in grant income related to this funding.

14.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At January 31, 2025 and April 30, 2024, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the three and nine months ended January 31, 2025 and 2024 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
United States of America	2,885	3,369	9,179	9,009
Europe	2,718	2,594	7,207	7,960
Canada	53	112	117	356
Australia	383	31	753	179
Other	112	115	283	555
	6,151	6,221	17,539	18,059

The Company’s revenues are allocated according to revenue types for the three and nine months ended January 31, 2025 and 2024 as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
Project revenue	5,572	5,774	15,912	16,508
Product sales revenue	501	395	1,452	1,372
Cryostorage revenue	78	52	175	179
	6,151	6,221	17,539	18,059

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

The Company’s non-current assets are allocated to geographic regions as of January 31, 2025 and April 30, 2024 as follows:

	January 31, 2025 $	April 30, 2024 $
North America - Corporate	83	80
North America	3,717	4,138
Belgium	260	22,261
Netherlands	20,732	22,022
	24,792	48,501

Geographic segmentation of the Company’s net income (loss) for the three and nine months ended January 31, 2025 and 2024 is as follows:

	Three months ended January 31,		Nine months ended January 31,
(in thousands)	2025 $	2024 $	2025 $	2024 $
North America - Corporate	(2,110)	(3,335)	(6,607)	(6,022)
North America	266	765	420	51
Belgium	(19,735)	(1,227)	(22,433)	(3,202)
Netherlands	58	1,118	547	668
	(21,521)	(2,679)	(28,073)	(8,505)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and nine months ended January 31, 2025 and 2024 is as follows:

	Three months ended January 31,		Nine months ended January 31,
Interest and accretion (in thousands)	2025 $	2024 $	2025 $	2024 $
North America - Corporate	108	14	39	4
North America	51	95	165	175
Belgium	(127)	(37)	—	—
Netherlands	164	114	528	352
	196	186	732	531

	Three months ended January 31,		Nine months ended January 31,
Amortization and depreciation (in thousands)	2025 $	2024 $	2025 $	2024 $
North America - Corporate	1	3	4	9
North America	163	137	496	439
Belgium	541	608	1,591	1,817
Netherlands	692	561	2,115	1,891
	1,397	1,309	4,206	4,156

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2025 and 2024

(Unaudited - Expressed in Canadian dollars)

15.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	January 31, 2025 $	January 31, 2024 $
Acquisition of building, vehicle and equipment by lease	207	7,963
Settlement of debentures	4,242	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2025 $
Deferred acquisition payments	284	—	—	—	8	7	299
Debentures	—	—	4,242	(4,242)	—	—	—
Leases	13,680	(1,142)	207	—	—	183	12,928
Total	13,964	(1,142)	4,449	(4,242)	8	190	13,227

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2024 $
Deferred acquisition payments	717	—	—	—	15	(164)	568
Leases	7,267	(1,037)	7,963	—	—	200	14,393
Total	7,984	(1,037)	7,963	—	15	36	14,961